EXHIBIT 99.2

Disclosure of Transactions in Own Shares

Paris, March 4, 2021 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 29, 2020 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) on February 25, 2021:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
25.02.2021	402,506	39.6006	15,939,466	XPAR
25.02.2021	197,494	39.6063	7,822,011	CEUX
25.02.2021	-	-	-	TQEX
25.02.2021	-	-	-	AQEU
Total	600,000	39.6025	23,761,477

The purpose of the share buyback operations carried out between February 15 and 25, 2021 is to cover the free share allocation plans, notably the plan decided by the Board of Directors on March 14, 2018 whose final allocation is scheduled for March 15, 2021.

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Investor Relations: +44 (0)207 719 7962 l ir@total.com